                                                     Filed by Media Metrix, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                   Subject Company: Jupiter Communications, Inc.
                                                   Commission File No. 000-27537



      [Media Metrix The Power of Relevant Knowledge(TM) and Jupiter Logos]

                              Merger to Create the
                 Global Leader in Internet Information Services

                              Jupiter Media Metrix

                                    June 2000

                                   TOD JOHNSON
                         Chairman of the Board and CEO

                              Jupiter Media Metrix

JUPITER MEDIA METRIX - DEAL SPECIFICS

Structure:         Media Metrix will acquire Jupiter in a
                   stock-for-stock transaction

Exchange
Ratio:             Fixed exchange ratio of 0.946

Jupiter
Ownership:         45% on a fully diluted basis

MERGER HIGHLIGHTS
Reinventing the Internet Information Services Landscape

-        Creates the definitive global leader in Internet Information Services

- Produces product offerings of unmatched breadth: data, analysis, events, and advice

- Establishes a scalable information services platform for worldwide expansion and new business initiatives

-        Combines two highly predictable, recurring revenue streams

-        Provides management depth for future growth

-        Transaction will be accretive to earnings

JUPITER MEDIA METRIX

                              Media Metrix                   Jupiter                   Combined
Founded                       1996                           1986                      2000

Headquarters                  New York, NY                   New York, NY              New York, NY

Product Focus                 Digital Media                  Analyst Research          Primary and value-
                              Measurement                    Conferences               added subscription
                                                                                       research on the Internet

Customer Focus                Leading Advertisers,           CEOs, Presidents,         Executives from a wide
                              Media Companies,               Marketing and other       range of companies,
                              E-commerce Marketers,          Business Executives in    industries, regions
                              Technology Companies           a broad range of
                                                             industries

# of Employees                320                            400                       720

# of Sales Reps               64                             96                        160

# of Customers (1)            752                            1,158                     1,707(Unduplicated)

2000 Revenues                 $48MM                          $90MM                     $138MM
Estimate(2)

2000 EPS(2)                   ($0.35)                        $0.08                     ($0.22)

Note: All as of 6/00 except: (1) As of 3/31/00 (2) Estimates from TWP 5/00 before goodwill and deferred compensation

MISSION STATEMENT

                     Jupiter Media Metrix will be the global
                       leader at the center of the digital
                      economy, combining data and analysis
                      and creating the ultimate platform to
                            drive the digital economy

BUILDING AN ARSENAL OF BRANDS
Objective Information Services for the Internet Economy

Media Metrix                 The World's Leading Digital Measurement Service

Jupiter Research             The Worldwide Authority on Internet Commerce

AdRelevance                  The Standard for Online Advertising Measurement

Jupiter Forums               Bringing Together the Internet Economy

NetMarketMakers              The Resource for the B-to-B Marketplace

IDEAL GROWTH PLATFORM
Media Metrix Data + Jupiter Analysis = Internet Information Powerhouse

                                     TOPICS

 [GRAPHIC SHOWING INTERRELATIONSHIP OF MEDIA METRIX DATA AND JUPITER ANALYSIS]


MARKET SEGMENTS
-    Regions
-    Industries
-    User Segments
-    B-to-C
-    B-to-B

     SOLUTIONS
-    Measurement
-    Benchmarking
-    Forecasts
-    Analysis
-    Advice

UNMATCHED BREADTH OF PRODUCTS

                                                                    Jupiter
                                 Forrester       Net Ratings     Media Metrix
Proprietary Data

Internet Measurement                                 xxx             xxx
Digital Media Measurement                                            xxx
Technology Measurement                                               xx
Advertising Measurement                              x               xxx

Analyst Research

Segmentation Studies              xxx                                x
Analyst Reports                   xxx                x               xxx
Advice                            xx                                 xx
Forums                            x                                  xxx

BLUE CHIP COMBINED CLIENT BASE

[AMAZON.COM LOGO]             [EBAY LOGO]              [AMERICAN EXPRESS LOGO]            [DEUTSCHE BANK LOGO]
[AT&T LOGO]                   [BBC ONLINE LOGO]        [IBM LOGO]                         [BRITISH AIRWAYS LOGO]
[INTEL LOGO]                  [CBS LOGO]               [AMERICA ONLINE LOGO]              [FRANCE TELECOM LOGO]
[INTUIT LOGO]                 [STAPLES LOGO]                                              [JOHNSON & JOHNSON LOGO]
[MICROSOFT LOGO]                                       [USA TODAY LOGO]                   [T ONLINE LOGO]
[NABISCO LOGO]                [YAHOO LOGO]                                                [Warner Brothers LOGO]

UNIQUELY POSITIONED FOR INTERNATIONAL EXPANSION


            [GRAPHIC OF WORLD MAP SHOWING CURRENT GLOBAL LOCATIONS]



-  Media Metrix office only
-  Jupiter office only
-  Jupiter distributorships
-  Both Media Metrix and Jupiter offices

Note: (1)Jupiter distributorship.

WORLD CLASS MANAGEMENT TEAM
Joins Executives From Two Highly Successful, Innovative Public Companies

Name                          Title                                   Company
Tod Johnson                   Chairman of the Board / CEO             Media Metrix

Gene DeRose                   Vice Chairman / President               Jupiter

Mary Ann Packo                Co-COO; President, Media Metrix         Media Metrix

Kurt Abrahamson               Co-COO; President, Jupiter              Jupiter

Tom Lynch                     CFO                                     Media Metrix

Jean Robinson                 EVP, Business Development               Jupiter

                                   GENE DEROSE
                          Vice Chairman and President

                              Jupiter Media Metrix

COMPLEMENTARY SUITE OF PRODUCTS

                           Q1 2000 Revenues = $27.4MM


                             [GRAPHIC OF PIE CHART]



Measurement              37%
(Annual Growth=221%)

Events                   19%
(Annual Growth=197%)

Analysis                 44%
(Annual Growth=181%)

JUPITER: HIGH-QUALITY ANALYST RESEARCH

One Internet, Many Markets

                34 Research Services

        Internet                         Market
       Strategies                     Strategies

     Marketing and
       Revenue (4)
                                      Industries
                                    e.g. Healthcare
    Operations and                       (11)
    Infrastructure (5)

    Technology and
      Platforms (3)                     Regions
                                     e.g. Germany
       Executive                         (10)
     Management (1)

Product Components

-   Subscription Service
        - $44K average per client

-   Contract Basis
        - Number of executives with access, # of research products (of the 34)

-   Internet Based Service
        - Analyst Reports, Data Library, JupTels, Archive, email updates

-   Proprietary Research Tools
        - Forecasts, Primary Consumer & Customer Surveys, Web Site Benchmarking, Executive Surveys, Case Studies

-   Analyst Access
        - For selected services, limited to topics covered in research

MEDIA METRIX SERVICES OVERVIEW

                            The Measurement Standard


        [GRAPHIC OF COMPUTER SCREEN SHOWING MEASUREMENT STANDARD GRAPHS]


- MMXI Real Time Meter
     - Captures clickstream data from 100,000 people around the world.

- AdRelevance Intelligent Agents
     - Capture over 200,000 ads per month

Product Components

-   Subscription Services
        - $70K average per client

-   Audience Measurement
        - Internet & Digital Media Ratings, Demographics, Consumer Usage

-   Advertising Measurement
        - Online Advertising Tracking, AdCensus, AdAlert, AdContact

-   E-Commerce Measurement
        - Shopping Behavior and Transactions

-   New Media Measurement
        - Streaming Media and Other Interactive Applications

-   Delivery Tools:
        - MyMetrix.com
        - AdRelevance 2.0

JUPITER FORUMS: CATALYST FOR GROWTH


Renowned Industry Forums

[GRAPHIC OF INDUSTRY FORUMS]

Product Components

-   70% of attendees not current clients

-   MMXI data and presentations will increase event marketability

-   Events dovetail with international, new product initiatives

-   High visibility on the sponsor/exhibitor side
      - 90% of revenues already booked for rest of year

IN COMBINATION: THE ONLY FULL SERVICE
PLANNING AND DECISION MAKING PARTNER

Media Metrix: Descriptive                              Jupiter: Prescriptive
- Digital Media Planning                               - Understand Net Dynamics

- Consumer Behavior Knowledge                          - Uncover Revenue Opportunities and Reduce Cost

- Marketplace & Competitive Intelligence               -  Evaluate Business Models

- Product, Marketing & Advertising                     -  Execute Marketing Plans
  Strategy Development                                    Select/Manage Vendors and New Technologies

- Company Performance Benchmarking                     -  Outmaneuver the Competition

- Basis for Partnership Alliance Decisions

                        Powerful, unmatched combination

DIVERSITY OF CLIENTS AND OPPORTUNITY


Jupiter Customers
[GRAPHIC OF PIE CHART]
Retail                   12%

Technology               15%

Travel                    3%

Web Developers           11%

Marketers                13%

Financial
 Institutions            19%

Health                    3%

Media/
 Entertainment          24%



Media Metrix Customers
[GRAPHIC OF PIE CHART]
Technology               10%

Agencies                  9%

Marketers                14%

Financial
 Institutions             7%

Media                    60%


Low penetration represents opportunity

Penetration                  Fortune 500          MMXI Top 500
Jupiter                          19%                   26%

Media Metrix                     10%                   30%

Limited exposure to dot-coms

     64% of Jupiter Contract Value with traditional companies

     56% of Media Metrix Contract Value with traditional companies

                     CLIENT LOYALTY AND RELATIONSHIP GROWTH

                               [GRAPHIC OMITTED]

                                High Upsell Rate              Growth in Average
High Renewal Rates            in Renewed Contracts              Contract Value
------------------            --------------------            -----------------

                          Average Upsell                      Average
Renewal                     at Renewal                     Contract Value
Rate %                         (%)                        ($ in Thousands)
       95%
100                             50                            80
                                                 45%
                                                                       $70
 90                             45        40%                 70
               75%
 80                             40
                                                              60
 70                             35
                                                                  $49
                                                              50
 60                             30                                               $44

 50                             25                            40            $30

 40                             20
                                                              30

 30                             15
                                                              20

 20                             10

 10                              5                            10

  0                              0                             0
                                                                1Q99 1Q00   1Q99 1Q00

   Media       Jupiter                    Media  Jupiter
   Metrix                                 Metrix

STRENGTH OF SALES PLATFORM

-  Significant increase in number of account managers
      - From 9 in January 98 to 160 today combined

-  Cross-selling opportunity in limited overlap of current clients
      - Only 203 out of a combined 1707 (unduplicated) clients

-  Cross-selling of current and future products and services
      - 34 Jupiter services -
      - 12 Media Metrix services

INTERNATIONAL OPPORTUNITIES
Early Success Can Be Accelerated by Joint Efforts

- Media Metrix: Measurement/Ratings set the standard in emerging, data-starved markets

-  Jupiter: Ease of entering new new markets
    - Analyst coverage
    - Development enhanced by sales to US customers
    - Events catalyze development, helping build Jupiter brand and isolating research prospects.

-  Combined:
    - Media Metrix data substantiates Jupiter research in emerging regions, and adds credibility in data-hungry new markets
    - New product synergies can lead way in these markets
    - Leverage the sales/marketing/events platform, benefit from efficiency in operations around the world

                                    Tom Lynch
                            Chief Financial Officer

                              Jupiter Media Metrix

DEAL TERMS

Structure:               Media Metrix will acquire Jupiter in a stock-for-stock transaction

Exchange Ratio:          Fixed exchange ratio of 0.946 shares of Media Metrix Common Stock for each outstanding share of Jupiter Common Stock

Shares to be Issued:     16.9 million

Jupiter Ownership:       45% on a fully diluted basis

Board Composition:       5 from Media Metrix, 4 from Jupiter

Accounting Treatment:    Purchase Accounting, Goodwill Amortization of $450MM over 5 years

Break-up Fee:            $16MM, payable in the event that either side terminates the merger

MERGER CREATES STRONG
FINANCIAL PLATFORM

-  Combined Revenues of $138MM in FY2000(1)

-  Profitable Business Model

-  1,707 unduplicated clients

-  Cash flow positive

-  Combined cash reserves of $135MM

-  Limited exposure to risky dot.com's

-  Merger is accretive(2):                          2000 EPS           2001 EPS
    - Standalone Media Metrix                        ($0.35)             $0.20
    - Jupiter Media Metrix                           ($0.22)             $0.45


(1) Estimates from TWP 5/00
(2) Before goodwill and deferred compensation

MERGER MAKES FINANCIAL SENSE

-  Incremental Revenues of $10MM expected in 2001
     - Cross-selling of existing products
     - Improved richness of current products
     - New Products

-  Various Operating Efficiencies expected in 2001
     - Combined sales forces
     - Combined marketing efforts
     - Combined facilities and administration
     - Combined international efforts

COMBINED REVENUE GROWTH


($MM)

Combined Annual Growth = 215%

CQGR = 33%

          [GRAPHIC OMITTED--SHOWS SPLIT OF QUARTERLY REVENUES BETWEEN
                           MEDIA METRIX AND JUPITER]



1Q99                 9.2

2Q99                13.0

3Q99                18.5

4Q99                21.1

1Q00                29.0

             Media Metrix        Jupiter(1)

Note: (1) Includes Net Market Makers Revenues on a pro forma basis.

COMBINED CONTRACT VALUE GROWTH


($MM)

Combined Annual Growth = 246%


CQGR = 37%

       [GRAPHIC OMITTED -- SHOWS SPLIT OF COMBINED CONTRACT VALUE GROWTH
                       BETWEEN MEDIA METRIX AND JUPITER]



1Q99                $25.7

2Q99                $36.6

3Q99                $47.5

4Q99                $68.3

1Q00                $89.1

             Media Metrix        Jupiter

HIGHLY RECURRING REVENUE MODEL


($MM)

     IQ00    $27.4


       GRAPHIC OMITTED -- SHOWING SPLIT BETWEEN REVENUE UNDER CONTRACTS,
                         CONFERENCE REVENUE AND OTHER]


     Other

     Conference Revenue

     Revenue Under Contracts -- 78% Recurring Revenue

VERY STONG BUSINESS MODEL
Jupiter Media Metrix


                                                 Near Term     Long Term
                                   Q1A2000        Target         Target
Gross Margin                         60%            68%            75%

Sales & Marketing                    34%            28%            25%

Research & Development               11%             6%             6%

General Administration               32%            23%            19%

Operating Margin                    (17%)           11%            25%

                                   TOD JOHNSON
                         Chairman of the Board and CEO

                              Jupiter Media Metrix

MERGER HIGHLIGHTS
Reinventing the Internet Information Services Landscape

-        Creates the definitive global leader in Internet Information Services

- Produces product offerings of unmatched breadth: data, analysis, events, and advice

- Establishes a scalable information services platform for worldwide expansion and new business initiatives

-        Combines two highly predictable, recurring revenue streams

-        Provides management depth for future growth

-        Transaction will be accretive to earnings

         Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves each of Jupiter's, Media Metrix's and, assuming the merger is completed, the combined company's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Jupiter's, Media Metrix's and the combined company's strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to Jupiter and Media Metrix as of the date of the release, and neither Jupiter, Media Metrix nor the combined company assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from each company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the completion of the merger, and if completed, the successful integration of the two companies. The risks associated with Jupiter's business that may affect its operating results are discussed in Jupiter's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission ("SEC") on March 30, 2000 and Jupiter's quarterly reports on Form 10-Q filed with the SEC. The risks associated with Media Metrix's business that may affect its operating results are discussed in Media Metrix's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 28, 2000 and Media Metrix's quarterly reports on Form 10-Q filed with the SEC. You are encouraged to read this information carefully.

         Additional Information and Where to Find It: It is expected that Media Metrix will file a Registration Statement on SEC Form S-4 and Jupiter will file a proxy statement with the SEC in connection with the merger, and that Jupiter and Media Metrix will mail a Joint Proxy Statement/Prospectus to stockholders of Jupiter and Media Metrix containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Jupiter, Media Metrix, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus, once available, and Jupiter's other SEC filings may be obtained from Jupiter by directing a request through the Investors Relations portion of Jupiter's website at http://www.jupiter.com or by mail to Jupiter Communications, Inc., 627 Broadway, 2nd Flr. New York, NY 10012,
Attention: Investor Relations, Telephone: (212) 780-6060. Free copies of the Joint Proxy Statement/Prospectus, once available, and Media Metrix's other SEC filings may be obtained from Media Metrix by directing a request through the Investors Relations portion of Media Metrix's website at http://www.mediametrix.com or by mail to Media Metrix, Inc., 250 Park Avenue South, 7th Flr. New York, NY 10003, Attention: Investor Relations, Telephone:
(212) 515-8700.

         In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Jupiter and Media Metrix file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Jupiter or Media Metrix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Jupiter's and Media Metrix's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

         Participants in Solicitation: Jupiter, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Jupiter stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Jupiter on June 27, 2000. Media Metrix, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Media Metrix stockholders in favor of the amendment to Media Metrix's charter to increase the number of authorized shares of Media Metrix common stock and in favor of the issuance of Media Metrix common stock in the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Media Metrix on June 27, 2000.

Copyright 2000 Jupiter Communications, Inc. and Media Metrix, Inc. All rights reserved. Jupiter and the Jupiter logo are registered trademarks of Jupiter Communications, Inc, and Media Metrix and the Media Metrix logo are registered trademarks of Media Metrix, Inc. All other trademarks are the property of their respective owners.

                                       ###